

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

Via E-mail
Alan Meckler
Chairman of the Board and Chief Executive Officer
Mediabistro Inc.
50 Washington Street, Suite 912
Norwalk, Connecticut

> **Re: Mediabistro Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 9, 2014**
> **File No. 001-35998**

Dear Mr. Meckler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1: Proposal to Sell the Business, page 16

Opinion of Janney Montgomery Scott LLC, page 22

1. Please disclose that Janney Montgomery Scott LLC has consented to the use of its opinion in your proxy statement.

2. We note the description of each of the (i) comparable public trading multiples analysis and (ii) discounted cash flow analysis prepared by Janney Montgomery Scott LLC. We further note that Janney relied on financial projections provided by you when preparing such analyses. Please revise your description of each of the (i) comparable public trading multiples analysis and (ii) discounted cash flow analysis to disclose the financial projections used.

Other Information, page 27

3. Disclose the method of selection of the financial advisor and the financial advisor's qualification as required by Item 1015(b)(2) and (3) of Regulation M-A.

Item 13: Proposal to Approve the Parachute Payments, page 58

4. We note that you are asking stockholders to approve the compensation that may be paid or become payable to your named executive officers in connection with the sale of your Business and related agreements," in each case as disclosed to the stockholders of the Company pursuant to Item 402(t) of Regulation S-K." However, we are unable to locate the disclosure required by Item 402(t). Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

cc: David L. Wilke, Esq.